

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Edward Spehar
Director, Vice President and Chief Financial Officer
BRIGHTHOUSE LIFE INSURANCE Co
11225 North Community House Road
Charlotte, North Carolina 28277

**Re: BRIGHTHOUSE LIFE INSURANCE Co
Form 10-K Filed March 1, 2023
File No. 033-03094**

Dear Edward Spehar :

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Finance